                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q
             [_] Form N-SAR

          For Period Ended:       December 31, 2000
                             ---------------------------
          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form 11-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
         DSG INTERNATIONAL LIMITED
--------------------------------------------------------------------------------

Full Name of Registrant
--------------------------------------------------------------------------------

Former Name if Applicable
--------------------------------------------------------------------------------

       17/F Watson Centre, 16-22 Kung Yip Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

       Kwai Chung, HONG KONG
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     DSG International Limited (the "Company") could not file its Form 20-F within the prescribed time period due to the potential effect on said filing of a very recent jury verdict against the Company. On June 27, 2001, a jury verdict and an award of $4.0 million in damages were entered against the Company. The jury verdict and award also provided for potential enhanced damages against the Company of up to an additional $7.0 million. The Company and its accountants, Deloitte Touche Tohmatsu, are still analyzing the impact of the foregoing verdict and award on the Company's financial statements. Such analysis will affect the Company's disclosure under its Form 20-F filing.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
  Terence Y.F. Leung                 852                       2484-4820
------------------------   ------------------------     ------------------------
          (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                        Yes [X]   No [_]
-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes [_]   No [X]
-------------------------------------------------------------------------------

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
-------------------------------------------------------------------------------

                           DSG INTERNATIONAL LIMITED
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                 By: /s/     TERENCE Y.F. LEUNG
                                     -----------------------------------------
                                     Terence Y.F. Leung
                                     Chief Financial Officer